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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON ANNOUNCES ADDITION TO BOARD

Toronto, Ontario – June 23, 2022 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN; and FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce the appointment of Zoya Shashkova to the Board of Directors.

“We welcome Zoya to the Board of Directors and look forward to benefitting from her experience going forward,” stated André Fortier, Chair. “She brings experience in Mexico from her time at Torex and in leading environmental technologies in her current role at EnviroGold Global. Additionally, her strong financial and accounting background will be an excellent addition to our Audit Committee.”

“With Zoya’s appointment, we also note the pending retirement of André Fortier at the upcoming annual meeting in August,” stated Brendan Cahill, President and CEO. “André has played a key role in the Company’s development since mining started at Platosa and has been a great supporter of the management team throughout his time with Excellon. He has been a friend and mentor during my time as CEO. We wish him the very best in his well-deserved retirement.”

Zoya Shashkova has over two decades of consulting and finance executive experience, spanning audit and consulting, tax structuring, risk management, reporting, disclosure, and mining finance. She is currently CFO of EnviroGold Global Limited, a clean technology company that is capitalizing environmental stewardship and sustainably supplying the world’s increasing demand for precious, critical and strategic metals by profitably reclaiming unrecovered value from mine tailings and resource development waste streams.

Prior to EnviroGold Global, Ms. Shashkova was the Treasurer for Torex Gold Resources Inc., a mid-tier Canadian gold producer with operations in Mexico, where she participated in raising $1 billion in capital to support ongoing operations as well as long-term strategic initiatives. Her previous mining executive roles include CFO for UraniumOne’s operations in Central Asia, where she provided leadership in all areas of business and financial management, including strategic planning, performance measurement, debt financing, accounting, international tax structuring, and risk management, as well as senior leadership positions with Deloitte and E&Y. During her tenure with UraniumOne, Ms. Shashkova also served on the boards of operating joint ventures as an Audit Committee Chair. Ms. Shashkova holds a MSc in Biology and Chemistry, an MBA in Banking and Finance, is a Certified Public Accountant (CPA, US, Maine), and is an ICD.D certified director, Institute of Corporate Directors.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration; and Platosa, a high-grade silver mine producing in Mexico since 2005, scheduled to wind-down in Q3 2022. The Company is also actively seeking to capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Daniel Hall, Chief Financial Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: June 23, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer